Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
March 12, 2008
Ms. Jill Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc. [“The Company"] Form 40-F for Fiscal Year Ended December 31, 2006 Filed April 2, 2007 Comment Letter Dated January 18th, 2008 File No. 001-12970
Dear Ms. Davis:
Thank you for your follow-up letter of January 18th, 2008 and further to our telephone conversation on March 5th, 2008, following is a summary of our discussions. We have reproduced your questions in this letter in bold and included our responses thereto.
Form 40-F for the Fiscal Year Ended December 31, 2006
20. Reconciliation to United States Generally Accepted Accounting Principles, page 35
1.	We note from your response to our prior comment number one, that you believe the production stage commences for the purposes of applying EITF 04-6 when saleable material is first obtained from the processing facility. Please explain why you believe this is consistent with EITF 04-6 which states production is deemed to have occurred when more than a de minimus amount of saleable material is first extracted (produced). Please refer also to Chapter 4 of ARB 43 and explain why you believe your cost attribution method is consistent with U.S. GAAP.
2.	It appears from your response that you are suggesting unprocessed ore is not saleable to warrant cost attribution under EITF 04-6. If true, please explain why you believe that unprocessed ore and ore that is undergoing processing does not have utility. Please refer to Statement 6, Chapter 4 of ARB 43.
3.	Please tell us if your timing for attributing other costs of production is similar to your policy for attributing stripping costs for U.S. GAAP purposes. Please contact us to discuss.

Response (Questions 1-3):
The first three questions of the comment letter focus on the when the production stage is deemed to commence for US GAAP purposes and the impact of this determination with respect to the attribution of costs and the timing thereof. In order to address the comments raised, we will address commencement of production, how inventory costs are attributed, and the impact on stripping costs separately.
The Company has only had one instance of commencement of the production stage since 2004 which occurred in the 2005 fiscal year with respect to the Amapari mine in Brazil. This mine was subsequently sold in Q1 of 2007. There were no mines that commenced production during the 2006 fiscal year. During our 2007 fiscal year, the Los Filos mine in Mexico commenced production for US GAAP purposes. In order to allow us to address the questions noted above, we propose to use the start up of this mine as an example to illustrate the Company’s application of US GAAP.
Please note that the impacts of these operations and the timing of commencement of production are not likely to be material to the Goldcorp financial statements.
Commencement of Production
For US GAAP purposes, the Company determined that the commencement of production for the Los Filos mine occurred when more than a de minimus amount of saleable minerals were extracted (produced) from the ore body. Given the 3-4 month heap leach production cycle at Los Filos and the fact that gold ounces were produced in June of 2007, the Company deemed the commencement of production at Los Filos to be March 1, 2007.
Impact on Cost Attribution to Inventory
As noted above, the production cycle for our heap leach operation at Los Filos is approximately 3 - 4 months. Therefore, the first extraction of ore processed to obtain more than de minimus amounts of saleable minerals occurred around March 1st, 2007.
All appropriate costs were recognized in inventory from the point more than a de minimus amount of saleable minerals were first extracted in accordance with ARB 43, Chapter 4. These costs include:
•	mining

•	raw materials

•	direct labour

•	mine-site overhead expenses

•	processing and refining expense

•	depreciation and depletion of mining interests

•	stripping costs
Ore that is unprocessed and ore undergoing processing are attributed costs as part of this process and are classified as either Stockpile inventory or Work-in-Process inventory as disclosed in Note 2(g) of the Company’s Consolidated Financial Statements for the year ended December 31, 2006.

Stripping Costs
Stripping costs (costs of stripping waste and overburden material for the purpose of obtaining access to an ore body) incurred prior to commencement of production are capitalized to mine development costs. These costs are attributed to inventory through the depletion of mining interests on a unit of production basis.
In accordance with EITF 04-6, stripping costs incurred during the production phase of a mine are treated as variable production costs that are included in the costs of inventory extracted during the period that the stripping costs are incurred. As it relates to Los Filos, subsequent to March 1, 2007, the deemed date of extraction of more than de minimus ore, stripping costs were attributed to the cost of inventory and ultimately the cost of sales when the revenue recognition criteria were met.
4.	We note your response to our prior comment number two regarding the disclosure of amounts that have been capitalized. It appears the amounts referred to in your response are the costs we are requesting you to disclose. Please note that our request was intended to include any drilling and related costs incurred outside the boundaries of your proven and probable reserves at your development or production stage properties, regardless of the information derived from those activities. Please contact us to discuss.
Response:
The information provided in the Company’s response to prior comment number two regarding the disclosure of amounts that have been capitalized comprised of costs to either convert mineral resources to reserves or to provide greater definition of existing reserves at properties that are either in the production or development stage.
Based on our recent discussions with the Staff and the further clarification provided, the Company notes that mine development costs are recorded in the Company’s records by property and not by expenditure type. Therefore, at certain properties with a long history, it is not practical to determine the amount of drilling and related costs to convert mineral resources to reserves or to provide greater definition of existing reserves included in capitalized mine development costs at the balance sheet date. However, in addition to the additional disclosure noted in our response letter dated November 27, 2007, the Company will expand to include the following disclosure in its 2007 financial statements with respect to the amount of drilling and related costs capitalized in each period as follows:
The Company incurred $64.2 million of drilling and related costs during 2007 (2006 – $31.2 million; 2005 – $50.9 million) to convert mineral resources to reserves or to provide greater definition of existing reserves at properties that are either in the production or development stage that were capitalized.
The Company acknowledges that there is diversity in interpretation and application of accounting practice within the mining industry with respect to the accounting treatment of such costs, in that some companies expense as incurred, the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine.

The Company wishes to reiterate that costs incurred to further delineate an ore body (“drilling and other related costs”) are capitalized (i) when and where proven and probable reserves exist and (ii) when such activities are directed at obtaining additional information on the ore body or result in converting non-reserve material to reserves. The expenditures relate to the addition of proven and probable reserves and embody a future benefit. This future benefit, in combination with the shared infrastructure of the mining complex, contributes directly to the net cash flows of the Company.
Acknowledgement of Responsibility:
In addition, the Company acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
GOLDCORP INC.

Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Jennifer O’Brien Division of Corporation Finance

Glenn Ives Deloitte & Touche LLP

Mark Bennett Cassels Brock & Blackwell LLP

Gil Cornblum Dorsey & Whitney LLP